UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                           General Communication, Inc.
        ----------------------------------------------------------------
                                (Name of Issuer)


                              Class A Common Stock
        ----------------------------------------------------------------
                         (Title of Class of Securities)


                                   369385-10-9
                          -----------------------------
                                 (CUSIP Number)

                               William O. Charman
                                 Vice President
                            BancBoston Capital, Inc.
                               175 Federal Street
                          Boston, Massachusetts 021110
                                 (617) 434-2442
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                October 31, 1996
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

Check the following box if a fee is being paid with the statement (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------



CUSIP No. 369385-10-9        SCHEDULE 13D                Page 2 of 11 Pages

1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          BancBoston Capital, Inc.
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)      X
                                                                     (b)
3.        SEC USE ONLY

4.        SOURCE OF FUNDS     OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Massachusetts
                            7.        SOLE VOTING POWER
         NUMBER OF                    0
          SHARES            8.        SHARED VOTONG POWER
       BENEFICIALLY                   332,323<F1>
         OWNED BY           9.        SOLE DISPOSITIVE POWER
           EACH                       332,323
         REPORTING         10.        SHARED DISPOSITIVE POWER
          PERSON                      0
           WITH

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          332,323

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Less than 1%<F2>

14.       TYPE OF REPORTING PERSON
          CO
[FN]

          <F1>The shares held by BancBoston Capital, Inc. ("BBC") are subject to the New Voting Agreement described in Item 5 hereof.
          <F2>This percentage  reflects the shares which are beneficially owned by BBC. BBC also has a pecuniary interest in 643,694 shares of Class A common stock as a limited partner of certain limited partnerships, all of such shares of which are held in the name of the limited partnerships. BBC has neither voting power nor dispositive power with respective to such shares which are not held in its name. BBC is a party to the New Voting Agreement, and thus, may be deemed to be the beneficial owner of all shares subject to the agreement. In aggregate, the parties to the New Voting Agreement hold 20,442,112 shares of Class A common stock, and 2,400,591 shares of Class B common stock which are convertible into Class A common stock. The shares subject to the New Voting Agreement represent 56.3% of the outstanding Class A common stock of the Company.
[/FN]


CUSIP No. 369385-10-9            Schedule D                   Page 3 of 11 Pages

1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          BancBoston Investments, Inc.
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)      X
                                                                     (b)
3.        SEC USE ONLY

4.        SOURCE OF FUNDS
                                                                OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Massachusetts
                            7.        SOLE VOTING POWER
         NUMBER OF                    0
          SHARES            8.        SHARED VOTING POWER
       BENEFICIALLY                   0
         OWNED BY           9.        SOLE DISPOSITIVE POWER
           EACH                       0
         REPORTING         10.        SHARED DISPOSITIVE POWER
          PERSON                      0
           WITH


11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0<F3>

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0

14.       TYPE OF REPORTING PERSON
          CO

--------
[FN]

          <F3> BancBoston  Investments, Inc.("BBI") has a pecuniary interest in
17,882 shares of the Class A common stock of the Company as a limited partner of Prime Venture I Holdings, L.P. ("Holdings"), all of such shares of which are held in the name of Holdings. BBI has neither voting power nor dispositive power with respect to such shares, and thus, is not the beneficial owner of any such shares.
[/FN]

-------------------------------------------------------------------------------



          The Statement on Schedule 13D filed by BancBoston Capital, Inc. and BancBoston Investments, Inc. on November 12, 1996 (the "Schedule 13D") is hereby amended, by amending the cover pages attached hereto, and Items 1, 2, 5 and 7, as described below. No transactions have been effected which would require the filing of this amendment to the Schedule 13D.

ITEM 1.   SECURITY AND ISSUER.

                  Class A Common Stock
                  General Communication, Inc.
                  2550 Denali Street, Suite 1000
                  Anchorage, Alaska  99503

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Statement is being filed on behalf of BancBoston Capital, Inc., a Massachusetts corporation ("BBC") and BancBoston Investments, Inc., a Massachusetts corporation ("BBI" and together with BBC, the "BancBoston entities"). The BancBoston entities are wholly-owned subsidiaries of BankBoston Corporation ("BankBoston," f/k/a Bank of Boston Corporation), a registered bank holding company, organized in 1970 under Massachusetts law.

         Information required to be set forth in this Item 2 with respect to the executive officers and directors of the BancBoston entities and BankBoston is set forth in Exhibit 2(a) attached hereto, which is incorporated herein by reference.

         (b) The address of the principal place of business of the BancBoston entities is: 175 Federal Street, Boston, Massachusetts, 02110.

         The address of the principal place of business of BankBoston is:
100 Federal Street, Boston, Massachusetts 02110.

         (c) The BancBoston entities are engaged in the principal business of acquiring and holding securities for investment purposes.

         BankBoston is a bank holding company registered under the Bank Holding Company Act, as amended. BankBoston, through its subsidiaries and, in certain cases, joint ventures, is engaged in providing a wide variety of personal, corporate and global banking services to individuals, corporate and institutional customers, governments and other financial institutions.



                                 -Page 4 of 11-

         (d) During the five years prior to the date hereof, the BancBoston entities and BankBoston, and to the best of their knowledge, their executive officers and directors, have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (e) To the best knowledge of the BancBoston entities and BankBoston, each of their executive officers and directors are U.S. citizens except as provided in Exhibit 2(a) attached hereto, which is incorporated by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

(a) BBC is the beneficial owner of 332,323 shares (.0087%) of the outstanding Class A common stock of General Communication, Inc. (the "Company"). BBC has a pecuniary interest in 643,694 shares of the Class A common stock of the Company as a limited partner of certain limited partnerships, all of such shares of which are held in the name of the limited partnerships. BBC does not have voting power or dispositive power with respect to such shares which are not held in its own name.

          All of the shares of Class A common stock described above are subject to a Voting Agreement dated as of October 31, 1996 (the "New Voting Agreement"), which governs the voting of certain shares of the Company's Class A and Class B common stock (see Item 4 of the Schedule 13D). The New Voting Agreement provides that the parties thereto will, to the extent possible, cause the full membership of the Company's Board of Directors to be maintained at not less than eight directors and that all shares subject to the agreement will be voted as one block for the election to the Company's Board of Directors of individuals recommended by certain parties to the agreement. The parties to the New Voting Agreement may be deemed to beneficially own 20,442,112 shares of the Class A common stock of the Company, and 2,400,591 shares of Class B common stock of the Company which are convertible into Class A common stock of the Company.

          BBI is not the beneficial owner of any shares of Class A common stock of the Company. BBI does have a pecuniary interest in 17,882 shares of the Class A common stock of the Company as a limited partner of Prime Venture I Holdings, L.P. ("Holdings"), all of such shares of which are held in the name of Holdings. However, BBI has no voting power and no dispositive power with respect to such shares.

          The BancBoston entities expressly declare that the filing of this statement shall not be construed as an admission that the BancBoston entities are for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities requiring the filing of this Statement, other than, with respect to BBC, those shares of Class A common stock of the Company which are held in its name.


                                 -Page 5 of 11-

(b) BBC has shared voting power and sole dispositive power with respect to 332,323 shares (.0087%) of the Class A common stock of the Company. Such shares are subject to the New Voting Agreement described above.

          BBI does not have voting power or dispositive power with respect to any shares of Class A common stock of the Company.

(c)       None.

(d) No other person has the right or the power to direct the receipt of dividends or the proceeds from the sale of the securities beneficially owned by BBC. BBI is not the beneficial owner of any shares of Class A common stock of the Company.

(e)       Not applicable.

ITEM 7.   ITEMS TO BE FILED AS EXHIBITS.

Exhibit 2(a)       Executive Officers and Directors

Exhibit            5(a)  The  New  Voting  Agreement   (incorporated  herein  by
                   reference to Exhibit 9.1 to the Registration Statement on Form S-4 (Registration No. 333-13473) filed by the Company with the Securities and Exchange Commission on October 4,
                   1996).

Exhibit 7 Joint Filing Agreement dated November 12, 1996 between BBC and BBI (incorporated herein by reference to the Schedule
                   13D).

                                 -Page 6 of 11-

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            BancBoston Capital, Inc.


                                            By:      /s/Zackery T. Edmonds
                                                     Name: Zackery T. Edmonds
                                                     Title:   Treasurer

                                            BancBoston Investments, Inc.


                                            By:      /s/Zackery T. Edmonds
                                                     Name: Zackery T. Edmonds
                                                     Title:   Treasurer

                                                     Executed  pursuant  to  the
                                                     Joint   Filing    Agreement
                                                     filed    previously,    and
                                                     incorporated    herein   by
                                                     reference.


Dated:  July 2, 1997


                                 -Page 7 of 11-



                                                                                        EXHIBIT 2(A)

                                          EXECUTIVE OFFICERS AND DIRECTORS

EXECUTIVE OFFICERS AND DIRECTORS OF BANCBOSTON CAPITAL, INC.
AND BANCBOSTON INVESTMENTS, INC.:

Name and Business Address                                              Principal Occupation
Frederick M. Fritz                                                     President, Director
175 Federal Street
Boston, MA  02110
(617) 434-2442

Zackery T. Edmonds                                                     Treasurer
175 Federal Street
Boston, MA  02110
(617) 434-2442

Paul F. Hogan                                                          Director
175 Federal Street
Boston, MA  02110
(617) 434-2442

David K. McKown                                                        Director
175 Federal Street
Boston, MA  02110
(617) 434-2442

EXECUTIVE OFFICERS OF BANKBOSTON CORPORATION:

Name                          Address                                Principal Occupation
Charles K. Gifford            100 Federal Street                     Chief Executive officer;
                              Boston, MA 02110                       Director
                              (617) 434-2200
                              (This address is the
                              business address of all
                              executive officers set forth
                              below.)

William M. Crozier, Jr.                                              Chairman of the Board;
                                                                     Director

                                 -Page 8 of 11-




Henrique de Campos                                                   President; Chief Operating
Meirelles                                                            Officer; Director;
                                                                     Citizen of Brazil

William J. Shea                                                      Vice Chairman; Chief
                                                                     Financial Officer;
                                                                     Treasurer

DIRECTORS OF BANKBOSTON CORPORATION

Director                                                  Occupation and Business Address

Wayne A. Budd, Esq.                                       Senior Vice President
                                                          NYNEX
                                                          Boston, MA  02110

John A. Cervieri, Jr.                                     Chairman & President
                                                          Property Capital Association
                                                          101 Federal Street, 4th Floor
                                                          Boston, MA 02110

William F. Connell                                        Chairman & CEO
                                                          Connell Limited Partnership
                                                          One International Place - 31st Floor
                                                          Boston, MA 02110

Gary I. Countryman                                        Chairman & CEO
                                                          Liberty Mutual Insurance Company
                                                          175 Berkeley Street
                                                          Boston, MA  02117

William M. Crozier                                        Chairman of the Board
                                                          BankBoston Corporation
                                                          100 Federal Street
                                                          Boston, MA  02138

Alice F. Emerson                                          Senior Fellow
                                                          Andrew W. Mellon Foundation
                                                          140 East 62nd Street
                                                          New York, NY  10021

Charles K. Gifford                                        Chief Executive Officer
                                                          BankBoston Corporation

                                 -Page 9 of 11-



Director                                                  Occupation and Business Address

                                                          100 Federal Street
                                                          Boston, MA  02110

Thomas J. May                                             Chairman and CEO
                                                          Boston Edison Company
                                                          800 Boylston Street
                                                          Boston, MA  02199

Ambassador Donald F. McHenry                              Professor of Diplomacy
                                                          School of Foreign Service
                                                          Georgetown University - ICC 301
                                                          Washington, DC 20057-1052

Henrique de Campos Meirelles                              President
                                                          BankBoston Corporation
                                                          100 Federal Street
                                                          Boston, MA  02110
                                                          Citizen of Brazil

J. Donald Monan, S.J.                                     President
                                                          Boston College
                                                          18 Old Colony Road
                                                          Chestnut Hill, MA  02167

Paul C. O'Brien                                           President
                                                          The O'Brien Group
                                                          One International Place - 30th Floor
                                                          Boston, MA 02110

Thomas R. Piper                                           Professor
                                                          University Graduate School of Business
                                                          Administration at Harvard
                                                          Cambridge, MA 02138

Fran S. Rodgers                                           Chief Executive Officer
                                                          WFD, Inc.
                                                          930 Commonwealth Avenue
                                                          Boston, MA  02215

John W. Rowe                                              President & CEO
                                                          New England Electric System

                                 -Page 10 of 11-



Director                                                  Occupation and Business Address

                                                          25 Research Drive
                                                          Westborough, MA  02152

Richard A. Smith                                          Chairman of the Board
                                                          Harcourt General, Inc.
                                                          27 Boylston Street
                                                          Chestnut Hill, MA  02167

Glenn P. Strehle                                          Vice President & Treasurer
                                                          Massachusetts Institute of Technology
                                                          77 Massachusetts Avenue
                                                          Cambridge, MA  02139


William C. Van Faasen                                     President & CEO
                                                          Blue Cross and Blue Shield of
                                                          Massachusetts, Inc.
                                                          100 Summer Street - 01-31
                                                          Boston, MA  02110

Thomas B. Wheeler                                         President & CEO
                                                          Massachusetts Mutual Life
                                                             Insurance Company
                                                          1295 State Street
                                                          Springfield, MA  01111

Alfred M. Zeien                                           Chairman of the Board and CEO
                                                          The Gillette Company
                                                          Prudential Tower Building
                                                          Boston, MA  02199



                                 -Page 11 of 11-
